

April 13, 2011

VIA U.S. MAIL

Allan Ligi
Poway Muffler and Brake, Inc.
13933 Poway Road
Poway, CA 92064

Re: **Poway Muffler and Brake, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed April 4, 2011
File No. 333-164856**

Dear Mr. Ligi:

We have reviewed your response to our March 25, 2011 comment and have the following additional comments. Page references refer to the marked version of your filing on EDGAR.

Report of the Independent Registered Public Accounting Firm, page 16

1. Please correct the date of the audit report. The audit report for the year ended December 31, 2010 is dated March 13, 2010, which is nine months before fiscal year ended December 31, 2010.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

2. We note that the consent of independent registered public accounting firm references the audit report dated March 13, 2010, which is nine months before fiscal year ended December 31, 2010. Please correct accordingly.

* * * * *

You may contact Patrick Kuhn at (202) 551-3308 if you have any questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or, in his absence, me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Karen A. Batcher, Esq.
        Via Facsimile (619) 512-5184